UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: February 18, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Form 51 – 102F3

Material Change Report

1.	Name and Address of Company

Intertape Polymer Group Inc.

9999 Cavendish Blvd.

Suite 200

St. Laurent, Québec H4M 2X5

2.	Date of Material Change

February 16, 2016.

3.	News Release

Intertape Polymer Group Inc. (“IPG®” or the “Company”) issued a press release with respect to the material change described below on February 16, 2016 via Marketwired.

4.	Summary of Material Change

IPG announced that it has decided to invest in the construction of a greenfield manufacturing facility to increase the Company’s manufacturing capacity of water-activated tapes.

5.	Full Description of Material Change

5.1.	Full Description of Material Change

IPG announced that it has decided to invest in the construction of a greenfield manufacturing facility to increase the Company’s manufacturing capacity of water-activated tapes. Over the past few years, water-activated tapes have represented an area of significant growth for the Company. The Company currently produces water-activated tape at a manufacturing facility in Menasha, Wisconsin and has decided that this new facility will be constructed in the Southeastern United States in order to optimize service levels to its customers and supply chain logistics at both plants. The exact location of the new plant will be determined upon receipt of final approval of state and local credits and incentives offered.

Capital expenditures for this new investment project are currently estimated to total approximately $44 million to $49 million US dollars, and the project’s after-tax internal rate of return is expected to exceed the Company’s hurdle rate of 15%. Approximately $31 million to $36 million of capital expenditures are expected to be incurred on this project in 2016. Approximately $4 million of equipment purchased in 2015 is being applied to this project. At this time, the Company is planning for the new manufacturing facility to be operational by the end of 2017. Total capital expenditures for 2016 for the Company are now expected to be approximately $55 million to $65 million.

5.2.	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The senior officer who can answer questions regarding this report is Mr. Gregory Yull, President and Chief Executive Officer of IPG. Mr. Yull can be reached at (866) 202-4713.

9.	Date of Report

February 18, 2016.